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December 14, 2018

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC  20549

RE:                           Frontier Funds, Inc.

Ladies and Gentlemen:

We represent Frontier Funds, Inc. (the “Company”) in connection with its filing of Post-Effective Amendment No. 115 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (Registration Nos. 333-07305; 811-07685).  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

/s/ Kristen A. Irgens

Kristen A. Irgens

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN, AND WASHINGTON DC

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